May 5, 2025

Brian K. Miller
Chief Financial Officer
Tyler Technologies, Inc.
5101 Tennyson Parkway
Plano, Texas 75024

        Re: Tyler Technologies, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2024
            Filed February 19, 2025
            File No. 001-10485
Dear Brian K. Miller:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology